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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                 August 31, 2006

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                       Commission File Number: 333-130901

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                             MACRO BANSUD BANK INC.
             (Exact name of registrant as specified in its Charter)

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                                  Sarmiento 447
                              Buenos Aires C1 1041
                              Tel: 54 11 5222 6500
              (Address of registrant's principal executive offices)

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     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                 Yes [ ] No [X]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                 Yes [ ] No [X]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

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FOR MORE INFORMATION CONTACT:

JORGE F. SCARINCI, CFA
CHIEF INVESTOR RELATIONS OFFICER
Phone: (5411) 5222 6730
Fax: (5411) 5222 8202
investorelations@macrobansud.com.ar
www.macrobansud.com.ar

           BANCO MACRO BANSUD S.A. ANNOUNCES EXCHANGE FOR NAME CHANGE

>> (Buenos Aires, Argentina, August 30, 2006) - Banco Macro Bansud S.A. (BMA) (Buenos Aires Stock Exchange: BSUD / NYSE: BMA) today announced that all shareholders of BANCO MACRO BANSUD S.A. that from September 12, 2006 you may withdraw the relevant proofs of the current book-entry share accounts, issued under the new name of BANCO MACRO S.A. The delivery of such proofs shall be made through the Caja de Valores S.A. as registered agent, on the above stated date, Mondays through Fridays from 10 am to 3 pm, at 25 de Mayo 362, Capital Federal.

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READERS OF THIS REPORT MUST NOTE THAT THIS IS A TRANSLATION MADE FROM AN ORIGINAL VERSION WRITTEN AND EXPRESSED IN SPANISH. CONSEQUENTLY, ANY MATTERS OF INTERPRETATION SHOULD BE REFERRED TO THE ORIGINAL VERSION IN SPANISH.
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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  August 31, 2006

                                             MACRO BANSUD BANK INC.


                                             By:    /s/ Luis Cerolini
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                                             Name:  Luis Cerolini
                                             Title: Attorney-in-fact